UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38104

IMMURON LIMITED
(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-230762) and 333-215204) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

IMMURON LIMITED

EXPLANATORY NOTE

The purpose of this Form 6-K/A filing is to disclose that the Half-Year Report filed on February 26, 2020 by Immuron Limited (the “Company”) is compliant with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

There have been no difference in accounting treatment and disclosures under both the Australian Accounting Standards as issued by the Australian Accounting Standards Board and with the IFRS as issued by the IASB.

This Form 6-K/A is to be read in conjunction with the Company’s Half-Year Report filed on February 26, 2020.

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EXHIBITS

Exhibit Number	Description

99.1	Half Yearly Report and Accounts

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMMURON LIMITED

Dated: June 19, 2020	By:	/s/ Phillip Hains
Phillip Hains Company Secretary

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